Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 MAR 13 AM 8:25

31st January, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

02015782

BY AIR MAIL

Dear Sirs,

SUPPL

Sub.:- Quarterly Unaudited Financial Results for the quarter ended on 31st December, 2001.

We furnish herewith the quarterly unaudited financial results for the quarter ended on 31st December, 2001 approved by the Committee of Directors of the Company at their meeting held on 31st January, 2002.

Thanking you,

Yours faithfully,

Asst. Company Secretary

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Encl.a.a.

dlw 3/14

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Unaudited Financial Results
for the quarter ended on 31st December,2001

[Rs.in crores]

Sr.No	Particulars	Quarter ended on 31/12/2001	Quarter ended on 31/12/2000	Year ended on 30/09/2001 (Unaudited)
		(1)	(2)	(3).
1	Net Sales/Income from Operations	360.32	306.15	1862.94
2	Other Income	1.52	0.98	19.82
3	Total Expenditure			
	a) (Increase)/decrease in stocks	9.10	6.50	(2.44)
	b) Consumption of raw materials and finished goods purchased	130.99	135.21	833.69
	c) Power & Fuel	39.61	43.51	258.10
	d) Stores consumption	29.52	28.93	175.68
	e) Staff cost	24.55	18.26	137.78
	f) Other expenditure	47.81	42.39	238.12
		281.58	274.80	1640.93
4	Interest and Finance Costs (Net)	66.07	73.43	469.92
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	14.19	(41.10)	(228.09)
6	Extra-ordinary items (Net Income)			
7	Depreciation	35.82	45.14	222.97
8	Provision for Taxation (including deferred taxation)	NIL		
9	Net Profit/(Loss) (5+6-7-8)	(21.63)	(86.24)	(451.06)
10	Paid up Equity Share Capital (Face Value Rs.10/- per share)	139.64	100.55	100.55
11	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year			269.64
12	Networth			477.65
13	Basic Earning Per Share (Rs.) - (not annualised)	(2.42)	(9.67)	(50.71)

For The Arvind Mills Limited

sd/-
Arvind N.Lalbhai
Chairman & Managing Director

Ahmedabad
31st January, 2002

Notes :

1 The Company has extended previous financial year up to the end of 30th September 2001 which is for a period of 18 months. Pending the finalisation of audited accounts, unaudited figures for the period ended 30th September 2001 are given.

2 The Depreciation is provided in the current Quarter ended on 31st December 2001 after giving effect of revaluation of fixed assets and hence it is not comparable with the figure of previous Quarter ended on 31st December 2000. For the previous year ended on 30th September 2001, the depreciation is provided on revalued assets.

3 The Company has initiated the process of financial restructuring of its debts. In order to implement the Restructuring Proposal, the Company has filed petition with High Court of Gujarat u/s 391 of the Companies Act,1956, for approval of Scheme of Arrangement with creditors. The above results have been prepared without considering the financial impact of the Restructuring Scheme.

4 The Company has issued 7,54,12,459 equity shares on Rights Basis in the ratio of 3:4 equity shares which have been allotted on 22nd December, 2001.

5 Figures of previous Quarter/ Year have been regrouped wherever necessary.

6 The above results have been taken on record by the Committee of Directors at their meeting held on 31st January, 2002.

Arvind

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE,RESULTS AND CAPITAL EMPLOYED	Rs. In Crores Quarter Ended 31.12.01 (Unaudited)
1 Segment Revenue (Net Sales/ Income from Operations)	
a. Textiles	358.68
b. Others	1.62
Total	360.31
Less : Inter Segment Revenue	0.00
Add : Other Unallocable Income	0.01
Net Sales / Income from Operations	**360.32**
2 Segment Results (Profit and (Loss) before interest & Tax)	
a. Textiles	55.81
b. Others	-1.57
Total	54.24
Less :	
a. Interest & Finance Charges (net)	66.07
b. Other unallocable expenditure net of un-allocable income	9.80
Total Profit Before Tax	**-21.63**
3 Capital Employed (Segment Assets - Segment Liabilities)	
a. Textiles	1894.28
b. Others	18.64
C. Unallocable	640.20
Total Capital Employed in Company	**2553.12**

For The Arvind Mills Limited

Sd/-

Ahmedabad
31st January, 2002

Arvind N. Lalbhai
Chairman & Managing Director

Arvind

PRESS RELEASE

ARVIND BACK IN PROFITS
THIRD QUARTER OPERATING PROFITS UP 148% TO RS 80.26 CR.
REGISTERS NET PROFIT POST DEBT RESTRUCTURING

Ahmedabad, January 31: Arvind Mills, the world's third largest denim manufacturer, has posted a revenue growth of 17.81 per cent for the quarter ended 31st December 2001 to Rs. 361.84 crores as compared to Rs. 307.13 crores for the quarter ended 31st December 2000.

Operating profits (profit before interest & depreciation) zoomed to Rs. 80.26 crores, posting a 148.25% increase over previous quarter. Exports grew by 28 per cent during the quarter. Exports constituted 54 per cent of total sales for the quarter ended 31st December 2001. The company has earned cash profit of Rs. 14.19 crores as against cash loss of Rs. 41.10 crores for the quarter ended 31st December 2000. Net loss has sharply reduced from Rs. 86.24 crores to Rs. 21.63 crores.

"The above figures of net loss is after providing interest, without taking into account the reduction in the interest cost post debt restructuring" said Mr. Jayesh Shah Chief Financial Officer. Interest on post debt restructuring works out to Rs. 35.79 crores only as against Rs. 66.07 crores provided by the company. After considering interest on post-restructuring basis, the company has earned a net profit of Rs. 8.65 crores.

Commenting on the performance, Mr. Sanjay Lalbhai, Managing Director, said, " It is really heartening to note that the company is back in profits after the gap of about three years. While the continued upsurge in denim market has definitely helped, the management has taken several strategic initiatives to bring about permanent changes which will ensure improved performance even during not-so-favourable macro level environment."

The continued focus on enriched product-mix and discerning markets has helped denim division record a 28 per cent revenue growth, which is mainly on account of growth of 24 per cent in the price realisations.

"The outlook for the future continues to be positive -- not only do we expect denim to continue to do well but other product groups are expected to contribute to the growth," Mr Lalbhai said. Shirting fabric division has achieved volume driven growth of 14% during the quarter under review, which is expected to grow further. "I see future growth coming from our strategic decision of going vertical in value chain by supplying garment packages," Mr Lalbhai added.

ARVIND MILLS LIMITED

Financial Performance for quarter ended December 30, 2001

Rs. Crore

	QTR ENDED DEC 30 2000	QTR ENDED DEC 30 2001 Pre Restructuring	**QTR ENDED DEC 30 2001 Post Restructuring**
SALES & OTHER INCOME	307.13	361.84	**361.84**
% GROWTH		*17.81%*	***17.81%***
EXPENDITURE BEFORE INTEREST & DEPRECIATION	274.80	281.58	**281.58**
PROFIT BEFORE INTEREST & DEPRECIATION	32.33	80.26	**80.26**
PBIDT / SALES & OTHER INCOME	10.53%	22.18%	**22.18%**
% GROWTH		*148.25%*	***148.25%***
INTEREST	73.43	66.07	**35.79**
CASH PROFIT	-41.10	14.19	**44.47**
% GROWTH		*134.53%*	***208.20%***
DEPRECIATION	45.14	35.82	**35.82**
NET LOSS	-86.24	-21.63	**8.65**
% GROWTH		*74.92%*	***139.99%***